

May 29, 2015

Via E-mail
James E. Lauter
Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re:** **Home Loan Servicing Solutions, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 1, 2015**
> **File No. 001-35431**

Dear Mr. Lauter:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the proxy statement to include a Summary Term Sheet before the Table of Contents as required by Item 14(b) of Schedule 14A.

Proxy Statement Summary

Proposal 1: Approval of the Merger Agreement and the Cayman Plan of Merger, page 20

2. Please furnish the information required by Item 1015(b) of Regulation M-A relating to Citi's fairness opinion or tell us why you do not believe such information is required. Please refer to Item 14(b)(6) of Schedule 14A.

Background of the Merger, page 20

3. Please provide us with a copy of Citi's fairness opinion and please tell us what consideration you gave to including the opinion as an annex to the proxy statement.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any other questions.

                                        Sincerely,

                                        /s/ Dietrich A. King

                                        Dietrich King
                                        Assistant Director